UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number: 001-36356

Nord Anglia Education, Inc.

(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Level 12, St. George’s Building

2 Ice House Street

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Special Note Regarding Forward Looking Statements

This report on Form 6-K includes statements that express our current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”).  The following cautionary statements are being made pursuant to the provisions of the Act and with the intention of obtaining the benefits of the “safe harbor” provisions of the Act.  These forward looking statements can generally be identified by the use of forward-looking terminology, including the terms “believe,” “expect,” “may,” “will,” “should,” “seek,” “project,” “approximately,” “intend,” “plan,” “estimate” or “anticipate,” or, in each case, their negatives or other variations or comparable terminology.  These forward-looking statements include all matters that are not historical facts.  They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements relate to events that involve risks and uncertainties or that depend on circumstances that may or may not occur in the future.  We believe that these risks and uncertainties include, but are not limited to, those under “Risk Factors” in our most recent annual report on Form 20-F filed with the SEC.  These statements include, among other things, statements relating to:

•                  our future market opportunities;

•                  our goals and strategies;

•                  our competitive strengths;

•                  our future results of operations and financial condition;

•                  our future business developments; and

•                  our acquisition and expansion strategy.

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this quarterly report.  In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements.  Any forward-looking statement that we make in this report speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments.

NORD ANGLIA EDUCATION, INC.

CONDENSED CONSOLIDATED INCOME STATEMENT

(Unaudited)
(in $ millions, except share data)

	Three Months Ended November 30,
	2014	2013
Revenue	154.2	135.1
Cost of sales	(72.8)	(61.9)
Gross profit	81.4	73.2

Selling, general and administrative expenses	(42.7)	(38.2)
Depreciation	(7.6)	(5.3)
Amortization	(2.9)	(2.4)
Exceptional expenses	(0.7)	(1.6)
Total expenses	(53.9)	(47.5)

Operating profit	27.5	25.7

Finance income	0.7	0.6
Finance expense	(7.2)	(16.7)
Net finance expense	(6.5)	(16.1)

Profit before income tax	21.0	9.6
Income tax expense	(6.0)	(6.1)
Profit for the period	15.0	3.5

Earnings per ordinary share(1) (in dollars)
Basic	0.15	0.05
Diluted	0.15	0.05

(1) Earnings per ordinary share is calculated by dividing profit for the period by the weighted average ordinary shares outstanding for the period. For the three months ended November 30, 2014 the basic and diluted weighted average ordinary shares outstanding were 97.7 million and 97.8 million ordinary shares, respectively. For the three months ended November 30, 2013 the basic and diluted weighted average ordinary shares outstanding were 75.9 million and 77.3 million ordinary shares, respectively.

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Unaudited)
(in $ millions)

	Three Months Ended
	November 30,
	2014	2013
Profit for the period from continuing operations, all attributable to the equity holders of the company	15.0	3.5

Other comprehensive (loss)/income
Items that will not be reclassified to profit or loss:
Remeasurement of retirement benefit obligations on defined benefit pension plans	(2.2)	(0.4)

Items that may be subsequently reclassified to profit or loss:
Foreign exchange translation differences	(8.8)	3.4
Other comprehensive (loss)/income for the period, net of income tax	(11.0)	3.0

Total comprehensive income for the period, all attributable to the equity holders of the company	4.0	6.5

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(Unaudited)
(in $ millions)

	November 30, 2014	August 31, 2014
Non-current assets
Property, plant and equipment	142.4	140.1
Intangible assets	787.1	801.5
Investments in jointly controlled entities	0.5	0.5
Trade and other receivables	12.7	9.2
Deferred tax assets	17.0	20.9
	959.7	972.2

Current assets
Tax receivable	0.2	1.6
Trade and other receivables	62.3	94.8
Cash and cash equivalents	131.7	166.2
	194.2	262.6
Total assets	1,153.9	1,234.8

Current liabilities
Other interest-bearing loans and borrowings	(37.8)	(23.2)
Trade and other payables	(302.7)	(387.7)
Provisions for other liabilities and charges	(0.4)	(0.5)
Current tax liabilities	(3.5)	(1.7)
	(344.4)	(413.1)

Non-current liabilities
Other interest-bearing loans and borrowings	(498.5)	(499.2)
Other payables	(43.2)	(55.9)
Retirement benefit obligations	(23.9)	(25.8)
Provisions for other liabilities and charges	(1.3)	(1.2)
Deferred tax liabilities	(42.8)	(45.5)
	(609.7)	(627.6)
Total liabilities	(954.1)	(1,040.7)

Net assets	199.8	194.1

Equity attributable to equity holders of the parent
Share capital	1.0	1.0
Share premium	597.1	597.1
Other reserves	11.5	10.3
Currency translation reserve	(9.9)	(1.1)
Shareholders’ deficit	(399.9)	(413.2)
Total shareholders’ funds	199.8	194.1

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Unaudited)
(in $ millions)

	Share capital	Share premium	Other reserves	Currency translation reserve	Shareholder’s deficit	Total parent equity

Balance as at September 1, 2014	1.0	597.1	10.3	(1.1)	(413.2)	194.1

Profit for the period	—	—	—	—	15.0	15.0

Remeasurement of retirement benefit obligations	—	—	—	—	(2.2)	(2.2)

Other comprehensive loss	—	—	—	(8.8)	—	(8.8)
Total comprehensive (loss)/profit for the period	—	—	—	(8.8)	12.8	4.0

Equity-settled share based payment transactions	—	—	—	—	0.5	0.5
Public issue of ordinary shares	—	—	—	—	—	—
Redemption of preference shares	—	—	—	—	—	—
Transaction costs recognised directly in equity	—	—	—	—	—	—
Capital contributions	—	—	1.2	—	—	1.2
Total contributions by and distributions to owners	—	—	1.2	—	0.5	1.7

Balance at November 30, 2014	1.0	597.1	11.5	(9.9)	(399.9)	199.8

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)
(in $ millions)

	Three Months Ended November 30,
	2014	2013
Cash used in operations	(19.5)	(10.5)
Interest paid	(6.5)	(25.9)
Tax paid	(2.2)	(4.7)
Net cash used in operating activities	(28.2)	(41.1)

Net cash used in investing activities	(16.7)	(9.6)

Net cash generated from financing activities	14.4	7.3

Net decrease in cash and cash equivalents	(30.5)	(43.4)

Cash and cash equivalents at beginning of the period	166.2	171.1

Exchange (losses)/gains on cash and cash equivalents	(4.0)	3.7

Cash and cash equivalents at end of the period	131.7	131.4

KEY OPERATING DATA AND SUPPLEMENTARY FINANCIAL DATA

Key Operating Data

We use the following key operating metrics to manage our schools: full-time equivalent students (“FTEs”), capacity, utilization and revenue per FTE. We monitor FTEs on a weekly basis and the other operating metrics on a monthly, quarterly and annual basis, as we believe that they are the most reliable metrics for measuring the profitability of our schools. The table below sets out our key operating data for the periods indicated:

	Three Months Ended
	November 30,
	2014	2013

Full-time equivalent students (average for the period)(1)
China	5,158	4,819
Europe	4,587	4,502
Middle East/South East Asia	7,371	4,902
North America	2,783	2,713
Total	19,899	16,936

Capacity (average for the period)(2)

China	7,756	6,964
Europe	6,084	5,322
Middle East/South East Asia	8,987	5,691
North America	3,760	3,760
Total	26,587	21,737

Utilization (average for the period)(3)

China	67%	69%
Europe	75%	85%
Middle East/South East Asia	82%	86%
North America	74%	72%
Total	75%	78%

Revenue per FTE (in $ thousands) (4)
China	10.7	9.8
Europe	8.6	8.9
Middle East/South East Asia	4.8	4.7
North America	7.6	7.4
Total	7.6	7.7

(1)  We calculate average FTEs for a period by dividing the total number of FTEs at each academic calendar month end in the period by the number of academic calendar months in the period.

(2)  We calculate average capacity for a period as the total number of FTEs that can be accommodated in a school based on its existing classrooms at each academic calendar month divided by the number of academic calendar months in such period.

(3)  We calculate utilization during a period as a percentage equal to the ratio of average FTEs for the period divided by average capacity for the period.

(4)  We calculate revenue per FTE by dividing our revenue from our schools for the period by the average FTEs for the period.

Supplementary Financial Data

The following table sets forth certain supplementary financial data for the periods indicated.

	Three Months Ended
	November 30,
$ millions	2014	2013
Revenue (segment)

Premium Schools
China	55.0	47.4
Europe	39.3	40.0
ME/SEA	35.2	23.0
North America	21.1	20.0
Total Premium Schools	150.6	130.4
Other	3.6	4.7
Total Revenue	154.2	135.1

Adjusted EBITDA (segment)
Premium Schools
China	26.7	21.7
Europe	7.7	9.5
ME/SEA	8.3	6.1
North America	7.6	7.1
Total Premium Schools	50.3	44.4
Other	0.6	0.5
Central and regional expenses	(7.4)	(6.2)
Adjusted EBITDA	43.5	38.7

Adjusted Net Income	21.0	10.7

Adjusted Earnings per Ordinary Share (in $)
Basic	0.22	0.14
Diluted	0.22	0.14

We use EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Ordinary Share as supplemental financial measures of our operating performance. We define EBITDA as (loss)/profit for the period plus income tax expense, net financing (expense)/income, exceptional items, impairment of goodwill, amortization and depreciation, and we define Adjusted EBITDA as EBITDA adjusted for the items set forth in the table below. We define Adjusted Net Income as Adjusted EBITDA adjusted for the items in the table below.  We define Adjusted Earnings per Ordinary share as Adjusted Net Income divided by the weighted average ordinary shares outstanding for the period.  EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Ordinary Share are not standard measures under IFRS. EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Ordinary Share should not be considered in isolation or construed as alternatives to cash flows, net income, earnings per ordinary share or any other measure of financial performance or as indicators of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. We may incur expenses similar to the adjustments in this presentation in the future and certain of these items could be recurring. EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Ordinary Share presented herein may not be comparable to similarly titled measures presented by other companies.

Reconciliation of EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings Per Ordinary Share

Set forth below is a reconciliation of EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Ordinary Share to the most directly comparable IFRS measure, profit for the following periods:

	Three Months Ended
(Unaudited)	November 30,
$ millions	2014	2013

Profit for the period	15.0	3.5
Income tax expense	6.0	6.1
Net financing expense	6.5	16.1
Exceptional items(1)	0.7	1.6
Amortization	2.9	2.4
Depreciation	7.6	5.3
EBITDA	38.7	35.0

Loss on disposal of property, plant and equipment	0.2	—
FX loss (2)	4.0	2.1
Share based payments(3)	0.6	1.1
Management fees (4)	—	0.5
Other	—	0.0
Adjusted EBITDA	43.5	38.7

Depreciation	(7.6)	(5.3)
Net Financing Expense	(6.5)	(16.1)
Income Tax Expense	(6.0)	(6.1)
Tax Adjustments(5)	(2.4)	(0.5)
Adjusted Net Income	21.0	10.7

Adjusted earnings per ordinary share(6) (in $)
Basic	0.22	0.14
Diluted	0.22	0.14

(1)  Exceptional expenses primarily related to the acquisition of schools, including associated transaction and integration costs.

(2)  Represents foreign currency translational losses primarily associated with our inter-company balances.

(3)  Represents non-cash charges associated with equity investments in our company by members of management.

(4)  Represents management fees paid to Premier Education Holdings Ltd.

(5)  Represents the tax impact associated with the exclusion of certain costs including exceptional items and amortization in calculating Adjusted Net Income.

(6)  Adjusted earnings per ordinary share is calculated by dividing Adjusted Net Income for the period by the weighted average ordinary shares outstanding for the period.  For the three months ended November 30, 2014 the basic and diluted weighted average ordinary shares outstanding were 97.7 million and 97.8 million ordinary shares, respectively. For the three months ended November 30, 2013 the basic and diluted weighted average ordinary shares outstanding were 75.9 million and 77.3 million ordinary shares, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our unaudited consolidated financial statements as of November 30, 2014 and 2013 included elsewhere in this Form 6-K.  Our consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  Our historical operating results for the three months ended November 30, 2014 are not necessarily indicative of our results for the fiscal year ending August 31, 2015 or any future fiscal period. This discussion contains forward-looking statements relating to events that involve risks and uncertainties. Actual results could differ materially from those projected in forward-looking statements. See “Special Note Regarding Forward Looking Statements.”

Overview

We believe we are the world’s leading international operator of premium schools. We have over 20,240 FTEs, from kindergarten through the end of secondary school (“K-12”), at our 31 premium schools in China, Europe, the Middle East and Southeast Asia (“ME/SEA”) and North America.  As of January 11, 2015, we had 20,247 FTEs and capacity of 26,587 seats, representing a utilisation rate of 76%.

Results of Operations

The following table sets forth income statement data as a percentage of revenue for the three months ended November 30, 2014 and 2013:

	Three Months Ended November 30,
	2014		2013
	$ millions	% Revenue	$ millions	% Revenue
Revenue	154.2	100.0	135.1	100.0
Cost of sales	(72.8)	(47.2)	(61.9)	(45.8)
Gross profit	81.4	52.8	73.2	54.2
Selling, general and administrative expenses	(42.7)	(27.7)	(38.2)	(28.3)
Depreciation	(7.6)	(4.9)	(5.3)	(3.9)
Amortization	(2.9)	(1.9)	(2.4)	(1.8)
Exceptional items	(0.7)	(0.5)	(1.6)	(1.2)
Total expenses	(53.9)	(35.0)	(47.5)	(35.2)
Operating profit	27.5	17.8	25.7	19.0

Finance income	0.7	0.5	0.6	0.4
Finance expense	(7.2)	(4.7)	(16.7)	(12.3)
Net financing expense	(6.5)	(4.2)	(16.1)	(11.9)

Profit before tax	21.0	13.6	9.6	7.1
Income tax expense	(6.0)	(3.9)	(6.1)	(4.5)

Profit for the period	15.0	9.7	3.5	2.6
Adjusted EBITDA	43.5	28.2	38.7	28.6
Adjusted Net Income	21.0	13.6	10.7	7.9

Three months ended November 30, 2014 compared to three months ended November 30, 2013

Revenue

Revenue increased $19.1 million, or 14.1% (17.1% on a constant currency basis), from $135.1 million for the three months ended November 30, 2013 to $154.2 million for the three months ended November 30, 2014.  The increase was primarily due to higher revenues from our premium schools, partly offset by the impact of the strengthening US dollar on our premium schools revenue and a decrease in other revenue.

Revenue from our premium schools increased 15.4% (18.5% on a constant currency basis) from $130.4 million in the three months ended November 30, 2013 to $150.6 million in the same period in 2014.  This increase was primarily due to increases in FTEs and tuition fees and the impact of the schools we acquired in Singapore and Cambodia in fiscal 2014. The most significant foreign exchange impact was experienced in Europe where revenue from premium schools decreased by 1.6% (on a constant currency basis this would have been an increase of 6.1%). For the three months to November 30, 2014, $5.5 million of our premium schools revenue was attributable to the schools we acquired in Singapore and Cambodia.

Other revenue decreased 23.6% from $4.7 million in the three months ended November 30, 2013 to $3.6 million in the same period in 2014.  The decrease was mainly due to the completion of our learning services contract in Malaysia.

Cost of Sales

Cost of sales increased $10.9 million, or 17.5% (21.1% on a constant currency basis), from $61.9 million for the three months ended November 30, 2013 to $72.8 million for the same period in 2014.  The increase was primarily due to direct costs associated with increased FTEs across our schools, particularly in the Middle East and South East Asia, and the number of teachers added as a result of the schools we acquired in Singapore and Cambodia and the schools we opened in Hong Kong and Dubai.

Gross Profit

Gross profit increased $8.2 million, or 11.1%, from $73.2 million for the three months ended November 30, 2013 to $81.4 million for the same period in 2014, resulting in a gross profit margin of 54.2% for the three months ended November 30, 2013 compared to 52.8% for the same period in 2014.  The reduction in margin was largely due to the impact of stronger growth in the lower margin ME/SEA region and the adverse impact of the loss-making schools opened in Dubai and Aubonne partly offset by price increases in excess of our cost inflation.

Selling, General and Administrative Expenses

Selling, general and administrative (“SGA”) expenses increased $4.5 million, or 11.8% (14.8% on a constant currency basis), from $38.2 million for the three months ended November 30, 2013 to $42.7 million for the same period in 2014.  SGA expenses for both periods include charges for largely unrealized foreign exchange gains/losses, loss on disposal of property, plant and equipment, share-based payments and management fees.  Adjusting for these items (see the itemized adjustments in the Reconciliation of EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Ordinary Share table for relevant amounts), SGA expenses would have been $37.9 million for the three months ended November 30, 2014 compared to $34.5 million for the same period in 2013, an increase of 9.8%.

Depreciation & Amortization Expenses

Depreciation expense was $7.6 million for the three months ended November 30, 2014 compared to $5.3 million for the same period in 2013 due primarily to the impact of our acquisitions in Singapore and Cambodia and the opening of our new schools in Dubai and Hong Kong and a new campus for La Cote International School in Aubonne, Switzerland.

Amortization expense on intangible assets totalled $2.9 million for the three months ended November 30, 2014 compared to $2.4 million for the same period in 2013 due to the impact of the acquisitions mentioned above.

Exceptional Expense

Exceptional expense was $0.7 million for the three months ended November 30, 2014 compared to $1.6 million for the three months ended November 30, 2013 and primarily related to the costs associated with acquiring schools.

Net Financing Expense

Net financing expense decreased by $9.6 million from $16.1 million for the three months ended November 30, 2013 to $6.5 million for the three months ended November 30, 2014, reflecting the reduced interest expense on our $515.0 million term loan facility, which was drawn on completion of our initial public offering in March 2014, compared to the interest expense on our 10.25% senior secured notes and 8.50%/9.50% PIK toggle notes, both of which were fully redeemed as of April 14, 2014 using borrowings under our term loan facility and proceeds from our IPO.

Income Tax Expense

We recorded an income tax expense of $6.0 million for the three months ended November 30, 2014 compared to $6.1 million for the same period in 2013, resulting in an effective tax rate for the three months ended November 30, 2014 of 28.5%.

Profit for the Period

As a result of the foregoing, our profit for the period increased by $11.5 million from $3.5 million for the three months ended November 30, 2013 to $15.0 million for the same period in 2014.

Adjusted EBITDA

Adjusted EBITDA increased by $4.8 million, or 12.3% (14.7% on a constant currency basis), from $38.7 million for the three months ended November 30, 2013 to $43.5 million for the same period in 2014, due to growth in FTEs, tuitions fee increases and the impact of the Singapore and Cambodia acquisitions. The increase was less than the revenue increase primarily due to the adverse impact of the loss-making greenfield schools opened in September 2014.

Adjusted Net Income

Adjusted net income increased by $10.3 million from $10.7 million for the three months ended November 30, 2013 to $21.0 million for the same period in 2014. This increase was primarily due to the Adjusted EBITDA increase plus the reduction in our interest charge of $9.6 million detailed above.

Liquidity and capital resources

Our on-going operations require the availability of cash to service debt, fund working capital needs, fund maintenance and capacity-expansion capital expenditure and expenses associated with the acquisition of schools (if any).

The following table sets forth certain information relating to our cash flows:

	Three Months Ended November 30,
$ millions	2014	2013

Net cash used in operating activities	(28.2)	(41.1)

Net cash used in investing activities	(16.7)	(9.6)

Net cash generated from financing activities	14.4	7.3

Cash and cash equivalents (end of period)	131.7	131.4

Net Cash used in Operating Activities

Cash used in operating activities was $28.2 million for the three months ended November 30, 2014, compared to $41.1 million for the same period in 2013.  Cash used in operations increased by $9.0 million from $10.5 million for the three months ended November 30, 2013 to $19.5 million for the same period in 2014.  Interest paid decreased from $25.9 million to $6.5 million and tax paid decreased from $4.7 million to $2.2 million for the three months ended November 30, 2013 and 2014 respectively.  The outflows were in line with expectations.

Net Cash used in Investing Activities

Cash used in investing activities increased from $9.6 million for the three months ended November 30, 2013 to $16.7 million for the same period in 2014.  Capital expenditure increased $7.3 million from $10.1 million in the three months ended November 30, 2013 to $17.4 million in the three months ended November 30, 2014. This increase in capital expenditure reflected the impact of the increase in the number of schools following our acquisitions in Singapore and Cambodia as well as refurbishment expenditure on the school in Hong Kong and the costs of our new schools in Aubonne and Dubai, which opened in September 2014.

Net Cash from Financing Activities

Cash from financing activities was $14.4 million for the three months ended November 30, 2014 compared to $7.3 million for the same period in 2013.  The inflow for both periods was primarily due to drawings on the revolving credit facility of $15.0 million and $14.5 million for the three months ended November 30, 2013 and 2014, respectively.

Debt

The following table sets forth our outstanding long-term debt as of the dates indicated.

$ millions	November 30, 2014	August 31, 2014
Term Loan	501.8	502.4
Revolving Credit Facility	34.5	20.0
Total debt	536.3	522.4
Less current maturities	(37.8)	(23.2)
Long-term debt	498.5	499.2

On March 31, 2014, we entered into a credit agreement for a $515.0 million term loan facility and a $75.0 million revolving credit facility. The borrower under the credit agreement is a U.S. domestic limited liability company wholly owned by us.

The term loan facility bears interest based on applicable margin percentages of 2.50% per annum for base rate loans and 3.50% per annum for LIBOR rate loans, provided that the base rate for base rate loans may not be lower than 2.00% and LIBOR may not be lower than 1.00%.

Revolving loans under the credit agreement bear interest based on a margin ranging from 2.75% to 3.25% depending on our net leverage ratio, plus the applicable LIBOR rate.

Our credit agreement contains a number of covenants that, among other things and subject to certain exceptions, may restrict our ability to:

•                  incur additional debt;

•                  pay dividends or make other distributions or repurchase or redeem our shares;

•                  make investments; sell assets, including capital stock of subsidiaries;

•                  enter into agreements restricting our subsidiaries’ ability to pay dividends;

•                  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•                  enter into sale and leaseback transactions;

•                  enter into transactions with our affiliates; and

•                  incur liens.

The credit agreement also contains certain customary affirmative covenants and events of default.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nord Anglia Education, Inc.

	By:	/s/ Graeme Halder
		Name:	Graeme Halder
		Title:	Director and Chief Financial Officer

Date: January 14, 2015